Exhibit 99.1

ChinaCache Announces Share Repurchase Plan

BEIJING, May 29, 2012 — ChinaCache International Holdings Ltd., (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading total solutions provider of internet content and application delivery services in China, announced today that its Board of Directors approved a share repurchase plan. Under the plan, ChinaCache is authorized to repurchase, through open market purchase or privately negotiated transactions, up to US$10 million worth of outstanding American Depositary Shares representing the ordinary shares of ChinaCache over the next 12 months, depending on market conditions, share price and other factors, subject to relevant rules and regulations under the U.S. securities laws.

The share repurchase plan will be funded by the Company’s available cash balance. As of March 31, 2012, the Company had cash and cash equivalents of approximately US$59.7 million.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading and total solutions provider of internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and to improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Bowen Liu

Director of Investor Relations

ChinaCache International Holdings

Tel:  +86 (10) 6437 3399

Email:    ir@chinacache.com